April 22, 2005
MAIL STOP 0511

via U.S. mail and facsimile

Peter Forst, President
First Corporation
15995 S.W. 13th Street
Pembroke Pines, FL  33027

Re:      First Corporation
Form SB-2, Amendment 1, filed March 16, 2005
      File No.:  333-122094

Dear Mr. Forst:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. The pages of the prospectus in the EDGAR filing of Amendment 1 of
your registration statement contains are not numbered.   We
reissue
our prior comment 1.

2. Remove the technical report attached as an exhibit.  Industry
Guide 7 specifically prohibits technical studies being attached to registration statements.

3. With the removal of the technical report, comment number two is re-issued. The maps included within the technical report, while adequate, need to be included within the filing or as separate exhibits. Refer to Industry Guide 7 for specific guidance in preparing maps.

4. With the removal of the technical report, comment number four is re-issued. Refer to Industry Guide 7 for specific guidance.

Registration Statement Fee Table

5. Please revise the amount of the registration statement fee in light of the additional shares added to the registration statement.

Dealer Prospectus Delivery Obligation

6. Please remove this disclosure from the registration statement cover page, as it repeats the same disclosure on the outside back cover page.

Prospectus Cover Page

7. We reissue prior comment 9. Please avoid repetition on the prospectus cover page. For instance, the preliminary prospectus language from Item 502(a)(10) of Regulation S-B is included twice.

Prospectus Summary
8. Clarify in the second paragraph under "Prospectus Summary," and throughout the prospectus, if true, that you have purchased from Mr.
Forst only the mineral claims, and not the real property. Please replace the term "property" with "mineral claims."

Summary Financial Information
9. We reissue prior comment 13. Please revise to present financial information as of and for the same dates as the most recent financial statements that are included in the registration statement.

Risk Factors
10. Please update the cash on hand in risk factor one as of the most recent practicable date. Revise similar disclosure in the results of operations section
11. Please revise the subheadings for risk factors twelve and thirteen to state the specific risk to the company and/or investors.

Use of Proceeds
12. We reissue prior comment 20. Please provide more specificity concerning the amount allocated to general working capital. Your attention is directed to Item 504 of Regulation S-B. Please revise the table to reflect the allocation to phase 2 and provide a break down of the anticipated expenses associated with phase 2 and the allocation to each.
13. Please reconcile the excess of proceeds in the narrative for table 3 with the disclosure in the table.
14. We note that officers and directors may be compensated from proceeds. Please disclose the names of the individuals that may receive compensation from the proceeds and the amount allocated to each. Also, please explain at what stage such compensation would be paid.

Dilution
15. It appears that your computations of net tangible book value per share and the related dilution disclosures have not been revised. It appears to us the net tangible book value per share before offering should be $ 0 and your computations should be revised to reflect the restated financial information for the year ended December 31, 2004.
Please revise or supplementally provide us your computations. Please ensure that all per share information is rounded to the nearest penny.

Selling Shareholders
16. We reissue prior comment 30. Please disclose in the prospectus how you plan to reflect any changes in selling security holders.
17. Please reconcile the number of shares of common stock outstanding throughout the prospectus.
18. In the second paragraph of this section, you have stated:
"Each
of the Selling Shareholders, or their transferees, may sell shares of our common stock from time to time for their own account in the open market at the prevailing prices, or in individually negotiated transactions at such prices as may be agreed upon." However, you have failed to state, until the following paragraph, that until you are listed for trading on the OTC Bulletin Board, the selling shareholders are restricted to selling their shares at $.30 per share. Please clarify this disclosure.

Plan of Distribution
19. Please disclose the price per share, as requested in our prior comment 35.
20. Please disclose the material terms of the escrow agreement. For instance, state the terms of the compensation to be paid to the escrow agent and whether any interest will be paid on the escrow account and the parties receiving any interest.
21. Unless the escrow agreement will be delivered to investors with the prospectus, please remove the reference to the agreement filed as an exhibit.
22. We reissue our prior comment 36. We note that the officers and directors will rely upon Rule 3a4-1(a)(4)(iii) in participating in this offering. Given the very limited activities to be undertaken by these individuals in connection with this offering, please include a detailed discussion of how they will conduct this offering. We note the statement that Mr. Forst and Ms. Cousineau intend to contact all investors receiving a copy of the registration statement to see if the investor wishes to participate in the offering. Please disclose whether this will be written or oral.
23. We reissue our prior comment 39. We note the statement that the company will pay the offering expenses. Please state the offering expenses and indicate how you plan to pay these expenses if you are unable to raise the minimum in this offering.
Directors, Executive Officers, Promoters and Control Persons
24. Please disclose the amount and percent of time each officer devotes to your business on a weekly basis.
25. We reissue our prior comment 42. Please disclose the period during which Mr. Forst has served as a director.
26. We reissue our prior comment 43. Please disclose whether Mr. Forst is still associated with the companies listed in his business experience. In addition, ensure that you fully disclose Mr. Forst`s business experience for the last five years.
Description of Business
27. We again note the reference in the risk factors section to the option agreement, rather than purchase agreement. Please clarify if these are two distinct agreements.
28. Please disclose the material terms of the purchase agreement. We note the $2,500 paid, in addition to the $15,000, upon delivery of the geological report.
29. Clarify whether the dollar amounts throughout the prospectus refer to US Dollars or Canadian Dollars.
30. We reissue our prior comment 52. We note that you are required by the purchase agreement to expend at least $12,800 by May 5, 2005.
Please disclose the amount expended to date. Also, please reconcile the reference to a June deadline.

31. We reissue our prior comment 53. Please provide a detailed discussion of the proposed activities to occur in phases one and two of your planned exploration.
32. Please reconcile the statement that "No further cash consideration is due pursuant to the agreement," with the purchase agreement, indicating you must make a cash payment or expenditure of
$12,800 on or before May 5, 2005.
33. Please reconcile the statement that the claims "can be
accessed
year round" with disclosure in risk factor seven.
34. Discuss in detail your plans regarding the amount due May 5,
2005
of $12,800 which must be paid or used in exploration to maintain your claim in good standing. In addition, clarify who will own the mineral claims if you do not comply with the deadline.

History and previous work

35. Comment number five is reissued. We again note references to mines and other mineral properties that exist in the area of your property. Please remove. Describe only geology, history or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies outside of your properties.

Plan of Operations
36. It appears that discussions under "Results of operations" and "Liquidity and capital resources" have not been revised and are not presented consistent with the restated financial statements. Please revise.
37. We reissue prior comment 56. Provide a detailed plan of operations as required by Item 303(a) of Regulation S-B. Please include the following for phase one, phase two and the drilling phase: detailed milestones; a timeframe for beginning and completing each milestone; the estimated costs associated with each milestone;
and the anticipated source(s) of funding.
38. We reissue our prior comment 57. We note the statement that if you discontinue your current business you will seek other business opportunities. Please clarify the other business opportunities. We may have further comment.




Liquidity and Capital Resources
39. Please update the following statement: "In the next 12 months, we are required to incur minimum exploration expenditures totaling $12,800 in order to keep the FirstCorp property in good standing."

Certain Relationships and Related Transactions
40. We reissue our prior comment 59. Please ensure that you clarify the disclosure regarding the total consideration Mr. Forst received from the registrant for the mineral claims.
41. We note that you have deleted Note 7 to the financial statements, apparently in response to our prior comment 60. Please supplementally provide the information which we requested about the entity referenced in the former Note 7. We may have further comment.

Executive Compensation
42. We reissue prior comment 62. Please reconcile the date of incorporation with disclosure elsewhere in the prospectus.

Recent Sales of Unregistered Securities
43. Each issuance of stock must be clearly connected to a specific exemption that you have relied upon and to specific facts supporting the availability of the exemption. One example of confusing disclosure is your naming of two different issuances followed by the naming of two different exemptions without clarifying which exemption, or both is for which issuance, or both. Please revise the disclosure in this section as appropriate.

Exhibits
44. We reissue our prior comment 69. The company is a Colorado corporation. However, in the opinion counsel states he has reviewed the Nevada statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws. Please note that counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Therefore, revise the opinion to opine on the Colorado corporate laws. Also, counsel should revise the opinion to consent to the use of his name in the Form SB-2 registration statement.
45. Also, please reconcile the number of shares being registered for resale in the legality opinion with the registration statement.
46. Please file the subscription agreement as an exhibit.
47. The escrow agreement should indicate that the proceeds will be "promptly" returned to investors if the minimum is not reached. Please revise.

Signatures
48. We reissue our prior comment 70. Please see Instruction 1 under
"Signatures" to Form SB-2 regarding who must sign the registration statement and in what capacities, and revise accordingly.

Report of Independent Registered Public Accounting Firm
49. As stated in our prior comments 71 and 86, direct your accountant to revise the opinion paragraph to include the year ended December 31, 2003 and the cumulative period from inception to December 31, 2004, to refer to the restatements made to the audited financial statements and to redate or dual-date the report.

Statements of Operations
50. Refer to prior comment 74. Please apply the stock split retroactively to the computation of the weighted average number of shares outstanding for 2003 and 2004 or explain supplementally how you complied with this requirement.

New Accounting Pronouncements
51. Refer to prior comment 79. Please note that you should have adopted SFAS 148 and 150 by now, so please revise to disclose how the adoption of these standards and any other standards that were adopted in 2004 affected your financial statements. Note also that FIN 46(
R) should have been adopted as of December 31, 2004 for calendar-year small business issuers. Management must apply this standard in the audited financial statements; revise the financial statements to delete the contingent nature of your disclosure. Revise the note to discuss the issuance and potential effect of adopting SFAS 123R, 151, and 153.

Note 3- Mineral Property Interest
52. We noted your response to comment 83 and understand that you have
restated the financial statements to expense the mineral claims. However, you have not made the disclosures required by paragraph 37 of APB 20 as requested in our prior comment 86. Please include a note to discuss the nature of the error correction and its effect on net loss and the related per share amounts. Disclose prominently on the face of the financial statements that they have been restated.
53. Refer to prior comments 81 and 82. We note that you have valued the mineral claims transferred from Mr. Forst at $30,000 and expensed that amount as exploration costs because the cost is not assumed to be recoverable. However, you have not disclosed Mr. Forst`s historical basis in the claims, how you valued this transaction, or how your accounting complies with the guidance in SAB Topic 5G. You disclose in the Business section that Mr. Forst paid $15,000 to Ruza
Resources Ltd to acquire the claims. If Mr. Forst`s cost of acquiring the claims represents his basis therein at the date the claims were acquired by you, the claims should be valued at that amount and the amount of consideration paid in excess of basis should be accounted for as a deemed distribution in accordance with SAB Topic 5.G. Please revise the financial statements to disclose (and tell us supplementally) how you valued and accounted for the transaction. Indicate when you made the cash payment to Mr. Forst.

Note 7-Related Party Transactions
54. We read your response to prior comment 85.   You have not
confirmed the company`s compliance with SAB Topic 1.B.1 and inclusion of all expenses of the business in the company`s financial statements. Please revise your financial statements or advise. Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.







	You may contact Raj Rajan at 202-942-1941 if you have questions regarding comments on the financial statements and related matters.
You may contact George Schuler at (202) 942-5527 if you have questions on the engineering comments. Please contact Susann Reilly at (202) 942-1946 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc:  	Joseph Emas
      By facsimile to 305-531-1174
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First Corporation
April 22, 2005
Page 9